Delcath Systems, Inc.

1633 Broadway, Suite 22C

New York, NY 10019

December 19, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Esq.
Caleb French, Esq.
Re:	Delcath Systems, Inc.
Registration Statement on Form S-3
File No. 333-227970
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Delcath Systems, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-227970), as amended (the “Registration Statement”), so that it may become effective at 12:00 p.m. Eastern Time on Friday, December 21, 2018, or as soon as practicable thereafter.

The Registrant hereby authorizes Jolie Kahn, Esq., to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms. Kahn at (516) 222-2230.

Very truly yours,
DELCATH SYSTEMS, INC.

/s/ Barbra Keck
Barbra Keck
Chief Financial Officer